UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Student Advantage, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   86386Q 20 4
                                   -----------
                                 (CUSIP Number)

                              Raymond V. Sozzi, Jr.
                                  Scholar, Inc.
                                280 Summer Street
                                Boston, MA 02210
                               Tel: (617) 912-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 30, 2003
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 13 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                          Raymond V. Sozzi, Jr.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF

--------------------------------------------------------------------------------
5.     CHECK IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           756,298
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:            0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      756,298

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:       0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        756,298

--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      14.1%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

--------------------------------------------------------------------------------

                                                              Page 3 of 13 Pages


CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                                 ATLAS II, L.P.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         WC

--------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF  LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       New York

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:          409,126(1)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:           0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:     409,126(1)

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        409,126(1)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.6%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         PN

--------------------------------------------------------------------------------
(1)  As exercised by its general partner, Richard Jacinto II.

                                                              Page 4 of 13 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                       Pentagram Partners, L.P.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         WC

--------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       New York
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           394,616(1)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:            0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      394,616(1)

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:       0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        394,616(1)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.3%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         PN

--------------------------------------------------------------------------------
(1)  As exercised by its general partner, Richard Jacinto II.

                                                              Page 5 of 13 Pages


CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                             Richard Jacinto II
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable

--------------------------------------------------------------------------------
5.     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER         803,742(1)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:         0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:   803,742(1)

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:    0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        803,742(1)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      14.9%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

--------------------------------------------------------------------------------
(1) Represents shares held by Pentagram Partners, L.P. and Atlas II, L.P., of which Richard Jacinto II is the general partner.

                                                              Page 6 of 13 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                Greylock IX Limited Partnership
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         WC

--------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:      450,000(1)(2)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:       0

--------------------------------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER: 450,000(1)(2)

--------------------------------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        450,000(1) (2)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.3%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):          PN

--------------------------------------------------------------------------------
(1)   Includes 25,000 shares of common stock subject to a warrant.
(2)   As exercised by its general partner, Greylock IX GP Limited Partnership.

                                                              Page 7 of 13 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS             Greylock IX GP Limited Partnership
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         Not applicable

--------------------------------------------------------------------------------
5.     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:      450,000(1)(2)
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:       0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER: 450,000(1)(2)

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------
        450,000(1) (2)
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            8.3%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         PN

--------------------------------------------------------------------------------
(1)  Includes 25,000 shares of common stock subject to a warrant.
(2)  Represents shares held by Greylock IX Limited Partnership.

                                                              Page 8 of 13 Pages

CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                                G. Todd Eichler
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF

--------------------------------------------------------------------------------
5.     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           202,861
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:            0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      202,861

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:              0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        202,861
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     3.8%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN

--------------------------------------------------------------------------------

                                                              Page 9 of 13 Pages
CUSIP No.  86386Q 20 4

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS                                  Scholar, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a)
       (b)
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS):         Not Applicable

--------------------------------------------------------------------------------
5.     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON     ------------------------------------------------------
WITH                      8.       SHARED VOTING POWER:         0

                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      0

                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:    0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        0
--------------------------------------------------------------------------------
12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         CO

--------------------------------------------------------------------------------

                                                             Page 10 of 13 Pages

     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on October 8, 2002 by the undersigned (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share, of Student Advantage, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein not otherwise defined herein shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 reports that, because there is no longer an agreement among the Reporting Persons with to respect to a possible acquisition of or merger with the Issuer, (1) G. Todd Eichler and Scholar, Inc. no longer may be deemed to be beneficial owners of more than five percent of the common stock of the Issuer and are therefore no longer subject to the filing requirements under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) the Reporting Persons will not be deemed to be acting as a group for purposes of acquiring, holding or disposing of common stock of the Issuer, and
(3) each of the Reporting Persons no longer intends to hold or acquire common stock of the Issuer for the purpose or effect of changing or influencing control over the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION

(d) On October 8, 2002, the Reporting Persons reported that they may have been deemed to have formed a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of providing a loan to the Issuer and discussing with the Issuer the possibility of a merger with or acquisition of the Issuer. To accomplish these purposes, the Reporting Persons formed Scholar, in which the Reporting Persons are stockholders. On September 30, 2003, Scholar loaned the Issuer $3.5 million, of which $2.3 million is outstanding as of the date hereof. On May 30, 2003, the Reporting Persons agreed that they no longer intend to act together to pursue a merger with or acquisition of the Issuer and have ended such discussions with the Issuer. As a result, (1) G. Todd Eichler and Scholar no longer may be deemed to be beneficial owners of more than five percent of the common stock of the Issuer and are therefore no longer subject to the filing requirements under Section 13(d) of the Securities Exchange Act, (2) the Reporting Persons will not be deemed to be acting as a group for purposes of acquiring, holding or disposing of common stock of the Issuer and (3) each of the Reporting Persons no longer intends to hold or acquire common stock of the Issuer for the purpose or effect of changing or influencing control over the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. If the Reporting Persons were deemed to have formed a "group" under Section 13(d) of the Exchange Act, such group no longer exists as of May 30, 2003.

Item 5 of the Scheduled 13D is hereby amended and restated in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The percentages set forth in this Item 5 are based on the number of shares of outstanding common stock reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed by the Issuer, which stated that as of May 12, 2003, there were 5,374,019 shares of common stock outstanding. As of the date of this report, each of the Reporting Persons had power to vote or dispose of the shares of common stock of the Issuer as follows:

-------------------------------------------------------------------------------------------------------------------------
                               Shares                                                                         Shared
                            Beneficially                 Sole Voting    Shared Voting   Sole Dispositive   Dispositive
       Stockholder              Owned      Percentage       Power           Power            Power            Power
-------------------------------------------------------------------------------------------------------------------------
Raymond V. Sozzi, Jr.       756,298         14.1%       756,298               0         756,298                 0
-------------------------------------------------------------------------------------------------------------------------
Atlas II, L.P.              409,126           7.6%      409,126               0         409,126                 0
-------------------------------------------------------------------------------------------------------------------------
Pentagram Partners, L.P.    394,616           7.3%      394,616               0         394,616                 0
-------------------------------------------------------------------------------------------------------------------------



                                                             Page 11 of 13 Pages


-------------------------------------------------------------------------------------------------------------------------
Richard Jacinto II (1)      803,742         14.9%       803,742               0         803,742                 0
-------------------------------------------------------------------------------------------------------------------------
Greylock IX Limited         450,000           8.3%      450,000               0         450,000                 0
Partnership (2)
-------------------------------------------------------------------------------------------------------------------------
Greylock IX GP Limited      450,000           8.3%      450,000               0         450,000                 0
Partnership (2)
-------------------------------------------------------------------------------------------------------------------------
G. Todd Eichler             202,861           3.8%      202,861               0         202,861                 0
-------------------------------------------------------------------------------------------------------------------------
Scholar, Inc.                     0             0%            0               0               0                 0
-------------------------------------------------------------------------------------------------------------------------

(1) Consists of the shares held by Atlas II, L.P. and Pentagram Partners, L.P. Richard Jacinto II is the General Partner of Atlas II, L.P. and Pentagram Partners, L.P. and has sole voting and investment power with respect to the shares held by Atlas II, L.P. and Pentagram Partners, L.P.

(2) The shares, which may be deemed to be beneficially owned by Greylock IX GP Limited Partnership, consist of the shares held by Greylock IX Limited Partnership. Greylock IX GP Limited Partnership is the general partner of Greylock IX Limited Partnership and has sole voting and investment power with respect to the shares held by Greylock IX Limited Partnership. The shares beneficially owned by Greylock IX Limited Partnership and which may be deemed to be beneficially owned by Greylock IX GP Limited Partnership include 25,000 shares of common stock of the Issuer subject to a warrant.

     The total number of Shares beneficially owned by the Reporting Persons in the aggregate is 2,212,901 Shares, which represents approximately 41.2% of the outstanding common stock.

(c) None of the Reporting Persons entered into transactions involving the issuer's common stock within the past 60 days.

(d) Not applicable.

(e) As of May 30, 2003, G. Todd Eichler and Scholar no longer may be deemed to be beneficial owners of more than five percent of the common stock of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On October 8, 2002, Raymond V. Sozzi, Jr., Atlas II, L.P., Pentagram Partners, L.P. and G. Todd Eichler reported that they intended to contribute the shares of common stock of the Issuer held by them to Scholar in connection with an acquisition of or merger with the Issuer. No shares of common stock of the Issuer have been transferred to Scholar and, because the Reporting Persons no longer intend to act together to pursue a merger with or acquisition of the Issuer, Raymond V. Sozzi, Jr., Atlas II, L.P., Pentagram Partners, L.P. and G. Todd Eichler no longer intend to contribute the shares of common stock of the Issuer held by them to Scholar. See also Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

     A. Joint Filing Agreement (Incorporated by reference from the Schedule 13D filed by the Reporting Persons on October 8, 2002).

                                                             Page 12 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2003



/s/ Raymond V. Sozzi, Jr.
------------------------------------
Raymond V. Sozzi, Jr., an Individual


ATLAS II, L.P.



By: /s/ Richard Jacinto II
------------------------------------
Richard Jacinto II, General Partner


PENTAGRAM PARTNERS, L.P.



By: /s/ Richard Jacinto II
------------------------------------
Richard Jacinto II, General Partner


/s/ Richard Jacinto II
------------------------------------
Richard Jacinto, II, an Individual


GREYLOCK IX LIMITED PARTNERSHIP

By: Greylock IX GP Limited Partnership, General Partner



By:  /s/ Donald A. Sullivan
------------------------------------
Donald A. Sullivan, Administrative Partner


GREYLOCK IX GP LIMITED PARTNERSHIP



By:  /s/ Donald A. Sullivan
------------------------------------
Donald A. Sullivan, Administrative Partner

                                                             Page 13 of 13 Pages


/s/ G. Todd Eichler
------------------------------------
G. Todd Eichler, an Individual



SCHOLAR, INC.



By:  /s/ Raymond V. Sozzi
------------------------------------
Raymond V. Sozzi, Jr., President